FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2020 (Amended).

EXPLANATORY NOTE: The registrant furnished to the SEC a report on Form 6-K on May 8, 2020. The registrant is furnishing this Form 6-K/A in order to replace Exhibit 1 “Financial Summary –Year ended March 31, 2020” furnished on Form 6-K on May 8, 2020 with Exhibit 1 to this report. The purpose of this Form 6-K/A is as follows:

•

To restate the Company’s consolidated financial statements as of March 31, 2019 and 2020 to correct certain material presentation and classification errors identified within the Company’s consolidated statement of cash flows;

•	To amend relevant disclosures in the Summary and Overview of Consolidated Operating Results related to the cash flow statement errors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Year Ended March 31, 2020 (U.S. GAAP)

Date:	May 8, 2020
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2019		2020
	(Millions of yen, except per share data)
		% Change from March 31, 2018		% Change from March 31, 2019
Total revenue	1,835,118	(6.9%)	1,952,482	6.4%
Net revenue	1,116,770	(25.4%)	1,287,829	15.3%
Income (loss) before income taxes	(37,701)	—%	248,261	—%
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(100,442)	—%	216,998	—%
Comprehensive income (loss)	(63,655)	—%	222,010	—%
Basic-Net income (loss) attributable to NHI shareholders per share (Yen)	(29.90)		67.76
Diluted-Net income (loss) attributable to NHI shareholders per share (Yen)	(29.92)		66.20
Return on shareholders’ equity	(3.7%)		8.2%
Income before income taxes to total assets	(0.1%)		0.6%
Income before income taxes divided by total revenue	(2.1%)		12.7%
Equity in earnings of affiliates	32,014		32,109

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2019	2020
	(Millions of yen, except per share data)
Total assets	40,969,439	43,999,815
Total equity	2,680,793	2,731,264
Total NHI shareholders’ equity	2,631,061	2,653,467
Total NHI shareholders’ equity as a percentage of total assets	6.4%	6.0%
Total NHI shareholders’ equity per share (Yen)	794.69	873.26

(3) Cash Flows

	For the year ended March 31
	2019	2020
	(Millions of yen)
Net cash used in operating activities	(62,010)	(94,709)
Net cash used in investing activities	(420,464)	(180,541)
Net cash provided by financing activities	769,997	807,705
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	2,687,132	3,192,310
2. Cash Dividends

	For the year ended March 31
	2019	2020
	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	3.00	15.00
At December 31	—	—
At March 31	3.00	5.00
For the year	6.00	20.00
Total annual dividends (Millions of yen)	20,082	63,678
Consolidated payout ratio	(20.1%)	29.5%
Consolidated dividends as a percentage of shareholders’ equity per share	0.7%	2.4%

3. Earnings Forecasts for the year ending March 31, 2021

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

   (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards : Yes

  b)  Changes in accounting policies due to other than a) : None

(3) Number of shares issued (common stock)

	At March 31
	2019	2020
Number of shares outstanding (including treasury stock)	3,493,562,601	3,493,562,601
Number of treasury stock	182,761,802	454,975,108

	For the year ended March 31
	2019	2020
Average number of shares outstanding	3,359,564,840	3,202,369,845

*This financial summary is not subject to certified public accountant’s or audit firm’s audits

Table of Contents for the Accompanying Materials

1. Overview of Consolidated Operating Results	P. 2

(1) Overview of Consolidated Operating Results	P. 2
(2) Overview of Consolidated Financial Position	P. 4
(3) Overview of Cash Flows	P. 4

2. Considerations in the selection of accounting standards	P. 5

3. Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Consolidated Statements of Changes in Equity	P.10
(5) Consolidated Statements of Cash Flows	P.11
(6) Note with respect to the Assumption as a Going Concern	P.12
(7) Changes in Accounting Policies	P.12
(8) Notes to the Consolidated Financial Statements	P.13
(9) Other Financial Information	P.15

4. Other Information	P.17

1.	Overview of Consolidated Operating Results

(1)	Overview of Consolidated Operating Results

Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	1,116.8	1,287.8	15.3
Non-interest expenses	1,154.5	1,039.6	(10.0)

Income (loss) before income taxes	(37.7)	248.3	—
Income tax expense	57.0	28.9	(49.3)

Net income (loss)	(94.7)	219.4	—

Less: Net income (loss) attributable to noncontrolling interests	5.7	2.4	(58.7)

Net income (loss) attributable to NHI shareholders	(100.4)	217.0	—

Return on shareholders’ equity *	(3.7%)	8.2%	—

* Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,287.8 billion yen for the fiscal year ended March 31, 2020, an increase of 15.3% from the previous year. Non-interest expenses decreased by 10.0% from the previous year to 1,039.6 billion yen. Income before income taxes was 248.3 billion yen and net income attributable to NHI shareholders was 217.0 billion yen for the fiscal year ended March 31, 2020.

 Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	1,124.0	1,309.2	16.5
Non-interest expenses	1,154.5	1,039.6	(10.0)

Income (loss) before income taxes	(30.5)	269.6	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2020 was 1,309.2 billion yen, an increase of 16.5% from the previous year. Non-interest expenses decreased by 10.0% from the previous year to 1,039.6 billion yen. Income before income taxes was 269.6 billion yen for the fiscal year ended March 31, 2020. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

 Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	339.5	336.4	(0.9)
Non-interest expenses	290.0	286.9	(1.1)

Income (loss) before income taxes	49.5	49.4	(0.1)

Net revenue decreased by 0.9% from the previous year to 336.4 billion yen, primarily due to decreasing commissions from investment banking services. Non-interest expenses decreased by 1.1% to 286.9 billion yen. As a result, income before income taxes decreased by 0.1% to 49.4 billion yen.

 Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	97.8	92.6	(5.4)
Non-interest expenses	63.7	63.8	0.3

Income (loss) before income taxes	34.2	28.8	(15.8)

Net revenue decreased by 5.4% from the previous year to 92.6 billion yen. Non-interest expenses increased by 0.3% to 63.8 billion yen. As a result, income before income taxes decreased by 15.8% to 28.8 billion yen. Assets under management were 49.3 trillion yen as of March 31, 2020.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	555.4	648.6	16.8
Non-interest expenses	666.8	556.4	(16.6)

Income (loss) before income taxes	(111.4)	92.2	—

Net revenue increased by 16.8% from the previous year to 648.6 billion yen. Non-interest expenses decreased by 16.6% to 556.4 billion yen. As a result, income before income taxes was 92.2 billion yen. Income before income taxes for the year ended March 31, 2020 includes approximately 35 billion yen mark down mainly on our loan-related positions due to market dislocation in March.

 Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019 (A)	March 31, 2020 (B)
Net revenue	131.3	231.6	76.4
Non-interest expenses	134.0	132.4	(1.2)

Income (loss) before income taxes	(2.8)	99.2	—

Net revenue was 231.6 billion yen including income of 73.3 billion yen recognized in July 2019 from the sale of a part of our shares held in Nomura Research Institute, Ltd. Income before income taxes was 99.2 billion yen.

(2)	Overview of Consolidated Financial Position

Total assets as of March 31, 2020, were 43,999.8 billion yen, an increase of 3,030.4 billion yen compared to March 31, 2019, mainly due to the increase in Trading assets. Total liabilities as of March 31, 2020 were 41,268.6 billion yen, an increase of 2,979.9 billion yen compared to March 31, 2019, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of March 31, 2020 was 2,731.3 billion yen, an increase of 50.5 billion yen compared to March 31, 2019.

(3)	Overview of Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2020, increased by 505.2 billion yen compared to March 31, 2019. Cash flows from operating activities for the year ended March 31, 2020 were outflows of 94.7 billion yen due mainly to the increase in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2020 were outflows of 180.5 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2020 were inflows of 807.7 billion yen due primarily to Proceeds from issuances of short-term borrowings.

2.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2019) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2019) for the year ended March 31, 2019.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2019	March 31, 2020	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,686,659	3,191,889	505,230
Time deposits	289,753	309,373	19,620
Deposits with stock exchanges and other segregated cash	285,457	373,686	88,229

Total cash and cash deposits	3,261,869	3,874,948	613,079

Loans and receivables:
Loans receivable	2,544,218	2,857,405	313,187
Receivables from customers	449,706	541,284	91,578
Receivables from other than customers	892,283	1,731,236	838,953
Allowance for doubtful accounts	(4,169)	(13,012)	(8,843)

Total loans and receivables	3,882,038	5,116,913	1,234,875

Collateralized agreements:
Securities purchased under agreements to resell	13,194,543	12,377,315	(817,228)
Securities borrowed	4,112,416	3,529,797	(582,619)

Total collateralized agreements	17,306,959	15,907,112	(1,399,847)

Trading assets and private equity and debt investments:
Trading assets*	14,355,712	16,853,822	2,498,110
Private equity and debt investments*	30,077	44,278	14,201

Total trading assets and private equity and debt investments	14,385,789	16,898,100	2,512,311

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥416,052 million as of March 31, 2019 and ¥397,114 million as of March 31, 2020)	349,365	440,512	91,147
Non-trading debt securities*	460,661	455,392	(5,269)
Investments in equity securities*	138,447	112,175	(26,272)
Investments in and advances to affiliated companies*	436,220	367,641	(68,579)
Other	748,091	827,022	78,931

Total other assets	2,132,784	2,202,742	69,958

Total assets	40,969,439	43,999,815	3,030,376

*	Including securities pledged as collateral

Millions of yen
March 31, 2019	March 31, 2020	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	841,758	1,486,733	644,975
Payables and deposits:
Payables to customers	1,229,083	1,467,434	238,351
Payables to other than customers	1,146,336	1,653,495	507,159
Deposits received at banks	1,392,619	1,276,153	(116,466)

Total payables and deposits	3,768,038	4,397,082	629,044

Collateralized financing:
Securities sold under agreements to repurchase	15,036,503	16,349,182	1,312,679
Securities loaned	1,229,595	961,446	(268,149)
Other secured borrowings	418,305	717,711	299,406

Total collateralized financing	16,684,403	18,028,339	1,343,936

Trading liabilities	8,219,811	8,546,284	326,473
Other liabilities	858,867	1,034,448	175,581
Long-term borrowings	7,915,769	7,775,665	(140,104)

Total liabilities	38,288,646	41,268,551	2,979,905

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,493,562,601 shares as of March 31, 2019 and
3,493,562,601 shares as of March 31, 2020
Outstanding	-	3,310,800,799 shares as of March 31, 2019 and
3,038,587,493 shares as of March 31, 2020	594,493	594,493	—
Additional paid-in capital	687,761	683,232	(4,529)
Retained earnings	1,486,825	1,645,451	158,626
Accumulated other comprehensive income (loss)	(29,050)	(26,105)	2,945

Total NHI shareholders’ equity before treasury stock	2,740,029	2,897,071	157,042
Common stock held in treasury, at cost -
182,761,802 shares as of March 31, 2019 and
454,975,108 shares as of March 31, 2020	(108,968)	(243,604)	(134,636)

Total NHI shareholders’ equity	2,631,061	2,653,467	22,406

Noncontrolling interests	49,732	77,797	28,065

Total equity	2,680,793	2,731,264	50,471

Total liabilities and equity	40,969,439	43,999,815	3,030,376

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019(A)	March 31, 2020(B)
Revenue:
Commissions	293,069	308,805	5.4
Fees from investment banking	101,521	103,222	1.7
Asset management and portfolio service fees	245,519	238,202	(3.0)
Net gain on trading	342,964	356,609	4.0
Gain (loss) on private equity and debt investments	1,007	(93)	—
Interest and dividends	776,964	794,472	2.3
Loss on investments in equity securities	(6,983)	(14,726)	—
Other	81,057	165,991	104.8

Total revenue	1,835,118	1,952,482	6.4
Interest expense	718,348	664,653	(7.5)

Net revenue	1,116,770	1,287,829	15.3

Non-interest expenses:
Compensation and benefits	497,065	479,420	(3.5)
Commissions and floor brokerage	82,637	106,123	28.4
Information processing and communications	166,865	170,317	2.1
Occupancy and related depreciation	64,940	72,986	12.4
Business development expenses	36,915	31,885	(13.6)
Other	306,049	178,837	(41.6)

Total non-interest expenses	1,154,471	1,039,568	(10.0)

Income (loss) before income taxes	(37,701)	248,261	—
Income tax expense	57,010	28,894	(49.3)

Net income (loss)	(94,711)	219,367	—

Less: Net income attributable to noncontrolling interests	5,731	2,369	(58.7)

Net income (loss) attributable to NHI shareholders	(100,442)	216,998	—

Per share of common stock:

	Yen		% Change
Basic-
Net income (loss) attributable to NHI shareholders per share	(29.90)	67.76	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	(29.92)	66.20	—

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2019(A)	March 31, 2020(B)
Net income (loss)	(94,711)	219,367	—
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	36,031	(45,000)	—
Deferred income taxes	(1,852)	591	—

Total	34,179	(44,409)	—

Defined benefit pension plans:
Pension liability adjustments	(23,431)	7,843	—
Deferred income taxes	161	693	330.4

Total	(23,270)	8,536	—

Own credit adjustments:
Own credit adjustments	25,135	48,295	92.1
Deferred income taxes	(4,988)	(9,779)	—

Total	20,147	38,516	91.2

Total other comprehensive income	31,056	2,643	(91.5)

Comprehensive income (loss)	(63,655)	222,010	—
Less: Comprehensive income attributable to noncontrolling interests	6,481	2,067	(68.1)

Comprehensive income (loss) attributable to NHI shareholders	(70,136)	219,943	—

(4) Consolidated Statements of Changes in Equity

	Millions of yen
	For the year ended
	March 31, 2019	March 31, 2020
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	675,280	687,761
Stock-based compensation awards	12,481	(4,326)
Changes in ownership interests in subsidiaries	—	(203)

Balance at end of year	687,761	683,232

Retained earnings
Balance at beginning of year	1,696,890	1,486,825
Cumulative effect of change in accounting principle (1)	1,564	5,592
Net income (loss) attributable to NHI shareholders	(100,442)	216,998
Cash dividends	(20,080)	(63,670)
Gain (loss) on sales of treasury stock	(1,191)	(294)
Cancellation of treasury stock	(89,916)	—

Balance at end of year	1,486,825	1,645,451

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(15,596)	17,833
Net change during the year	33,429	(44,107)

Balance at end of year	17,833	(26,274)

Defined benefit pension plans
Balance at beginning of year	(47,837)	(71,107)
Pension liability adjustments	(23,270)	8,536

Balance at end of year	(71,107)	(62,571)

Own credit adjustments
Balance at beginning of year	4,077	24,224
Own credit adjustments	20,147	38,516

Balance at end of year	24,224	62,740

Balance at end of year	(29,050)	(26,105)

Common stock held in treasury
Balance at beginning of year	(157,987)	(108,968)
Repurchases of common stock	(51,714)	(150,009)
Sales of common stock	0	0
Common stock issued to employees	10,817	15,373
Cancellation of common stock	89,916	—

Balance at end of year	(108,968)	(243,604)

Total NHI shareholders’ equity

Balance at end of year	2,631,061	2,653,467

Noncontrolling interests
Balance at beginning of year	50,504	49,732
Net change during the year	(772)	28,065

Balance at end of year	49,732	77,797

Total equity

Balance at end of year	2,680,793	2,731,264

(1) In relation to Cumulative effect of change in accounting principle, please refer to section “ (7) Changes in Accounting Policies.”

(5) Consolidated Statements of Cash Flows

	Millions of yen
	For the year ended
	March 31, 2019	March 31, 2020
Cash flows from operating activities:
Net income (loss)	(94,711)	219,367
Adjustments to reconcile net income (loss) to Net cash used in operating activities:
Depreciation and amortization	57,924	63,583
Provision for credit losses	1,157	9,091
Impairment of goodwill	81,372	—
Loss on investments in equity securities	6,983	14,726
(Gain) loss on investments in subsidiaries and affiliates	5,719	(72,841)
(Gain) loss on disposal of office buildings, land, equipment and facilities	2,455	(3,957)
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	13,752	(97,424)
Trading assets and private equity and debt investments	923,595	(2,743,850)
Trading liabilities	(143,141)	428,997
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,274,866)	2,224,371
Securities borrowed, net of securities loaned	1,987,331	291,777
Margin loans and receivables	474,391	(891,891)
Payables	(63,683)	788,007
Bonus accrual	(46,602)	16,202
Other, net	6,314	(340,867)

Net cash used in operating activities	(62,010)	(94,709)

Cash flows from investing activities:
Payments for placements of time deposits	(214,787)	(433,899)
Proceeds from redemption or maturity of time deposits	232,600	394,496
Payments for purchases of office buildings, land, equipment and facilities	(319,090)	(206,745)
Proceeds from sales of office buildings, land, equipment and facilities	262,908	209,197
Payments for purchases of equity investments	(5,466)	(16,919)
Proceeds from sales of equity investments	3,725	27,093
Net cash inflows (outflows) from loans receivable at banks	(72,441)	42,792
Payments for purchases or origination of other non-trading loans	(1,012,570)	(1,363,037)
Proceeds from sales or repayments of other non-trading loans	693,115	1,011,743
Net cash inflows (outflows) from interbank money market loans	(278)	797
Payments for purchases of non-trading debt securities	(140,936)	(129,132)
Proceeds from sales or maturity of non-trading debt securities	170,388	126,773
Divestures, net of cash disposed of	—	(70)
Payments for purchases of investments in affiliated companies	(13,093)	(1,000)
Proceeds from sales of investments in affiliated companies	4,803	161,799
Other, net	(9,342)	(4,429)

Net cash used in investing activities	(420,464)	(180,541)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,170,646	2,337,144
Payments for repurchases or maturity of long-term borrowings	(1,701,634)	(2,348,848)
Proceeds from issuances of short-term borrowings	1,501,738	2,092,050
Payments for repurchases or maturity of short-term borrowings	(1,427,749)	(1,679,453)
Net cash inflows (outflows) from interbank money market borrowings	(6,982)	362,634
Net cash inflows from other secured borrowings	78,150	298,680
Net cash inflows (outflows) from deposits received at banks	254,260	(87,399)
Payments for withholding taxes on stock-based compensation	—	(2,163)
Proceeds from sales of common stock	313	285
Payments for repurchases of common stock	(51,714)	(150,009)
Payments for cash dividends	(47,475)	(58,416)
Contributions from noncontrolling interests	24,416	70,112
Distributions to noncontrolling interests	(23,972)	(26,912)

Net cash provided by financing activities	769,997	807,705

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	44,741	(27,277)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	332,264	505,178
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,354,868	2,687,132

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	2,687,132	3,192,310

(6) Note with respect to the Assumption as a Going Concern

Not applicable.

(7) Changes in Accounting Policies

Leases

On April 1, 2019, Nomura adopted Accounting Standards Update 2016-02 “Leases” using a modified retrospective transition method. As a result of recognizing operating leases on the consolidated balance sheet, Other Asset—Office buildings, land, equipment, and facilities increased by 169,277 million yen and Other liabilities increased by 163,685 million yen on April 1, 2019. Also, Retained earnings increased by 5,592 million yen on April 1, 2019 mainly due to changes in certain lease classifications.

(8) Notes to the Consolidated Financial Statements

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended
	March 31, 2019 (A)	March 31, 2020 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	339,480	336,359	(0.9)
Asset Management	97,845	92,605	(5.4)
Wholesale	555,388	648,619	16.8

Subtotal	992,713	1,077,583	8.5
Other	131,261	231,573	76.4

Net revenue	1,123,974	1,309,156	16.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,204)	(21,327)	—

Net revenue	1,116,770	1,287,829	15.3

Non-interest expenses

Business segment information:
Retail	289,990	286,926	(1.1)
Asset Management	63,660	63,833	0.3
Wholesale	666,787	556,399	(16.6)

Subtotal	1,020,437	907,158	(11.1)
Other	134,034	132,410	(1.2)

Non-interest expenses	1,154,471	1,039,568	(10.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,154,471	1,039,568	(10.0)

Income (loss) before income taxes

Business segment information:
Retail	49,490	49,433	(0.1)
Asset Management	34,185	28,772	(15.8)
Wholesale	(111,399)	92,220	—

Subtotal	(27,724)	170,425	—
Other*	(2,773)	99,163	—

Income (loss) before income taxes	(30,497)	269,588	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,204)	(21,327)	—

Income (loss) before income taxes	(37,701)	248,261	—

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended
	March 31, 2019 (A)	March 31, 2020 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	1,800	17,548	874.9
Realized gain (loss) on investments in equity securities held for operating purposes	221	6,601	—
Equity in earnings of affiliates	32,532	34,990	7.6
Corporate items	(35,996)	(22,240)	—
Other	(1,330)	62,264	—

Total	(2,773)	99,163	—

Per share data

  Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2020	3,038,587,493

  Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2020	3,202,369,845

Subsequent Events

On April 1, 2020, Nomura acquired 100% of Greentech Capital, LLC (“Greentech”), a leading M&A advisory boutique in sustainable technology and infrastructure in the United States.

The acquisition price was JPY 12,389 million and has been partially paid in cash on April 1, 2020.

The operating results and cash flows of Greentech will be reflected to Nomura’s consolidated financial statements from April 1, 2020. The assets acquired and liabilities assumed as of the acquisition date were not material to Nomura’s consolidated balance sheet.

(9) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019(A)	March 31, 2020(B)
Revenue:
Commissions	79,456	74,783	72,715	66,115	68,200	65,254	79,289	96,062	21.2
Fees from investment banking	23,959	19,119	33,129	25,314	27,311	22,265	26,803	26,843	0.1
Asset management and portfolio service fees	62,981	62,740	60,591	59,207	59,963	59,926	61,020	57,293	(6.1)
Net gain on trading	71,887	75,752	96,947	98,378	112,825	105,609	109,266	28,909	(73.5)
Gain (loss) on private equity and debt investments	553	321	461	(328)	791	981	1,503	(3,368)	—
Interest and dividends	169,590	188,703	214,542	204,129	199,473	215,881	203,050	176,068	(13.3)
Gain (loss) on investments in equity securities	2,092	(1,104)	(9,852)	1,881	(2,838)	2,083	2,243	(16,214)	—
Other	20,467	28,067	(11,133)	43,656	45,654	101,905	14,276	4,156	(70.9)

Total revenue	430,985	448,381	457,400	498,352	511,379	573,904	497,450	369,749	(25.7)
Interest expense	158,988	165,459	196,803	197,098	179,378	190,524	162,472	132,279	(18.6)

Net revenue	271,997	282,922	260,597	301,254	332,001	383,380	334,978	237,470	(29.1)

Non-interest expenses:
Compensation and benefits	127,700	125,800	118,928	124,637	125,102	120,425	128,987	104,906	(18.7)
Commissions and floor brokerage	20,935	19,579	23,821	18,302	24,551	25,446	24,568	31,558	28.5
Information processing and communications	40,961	40,515	41,756	43,633	41,757	42,361	42,821	43,378	1.3
Occupancy and related depreciation	16,376	16,464	15,852	16,248	19,120	18,360	16,276	19,230	18.1
Business development expenses	8,896	9,337	9,121	9,561	7,828	7,906	8,509	7,642	(10.2)
Other	43,486	70,760	127,283	64,520	38,837	40,396	44,130	55,474	25.7

Total non-interest expenses	258,354	282,455	336,761	276,901	257,195	254,894	265,291	262,188	(1.2)

Income (loss) before income taxes	13,643	467	(76,164)	24,353	74,806	128,486	69,687	(24,718)	—
Income tax expense	6,930	9,703	19,698	20,679	17,917	(11,875)	10,337	12,515	21.1

Net income (loss)	6,713	(9,236)	(95,862)	3,674	56,889	140,361	59,350	(37,233)	—

Less: Net income (loss) attributable to noncontrolling interests	1,490	1,997	(586)	2,830	1,056	1,787	2,284	(2,758)	—

Net income (loss) attributable to NHI shareholders	5,223	(11,233)	(95,276)	844	55,833	138,574	57,066	(34,475)	—

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	1.54	(3.31)	(28.52)	0.25	16.83	42.11	18.07	(11.29)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	1.50	(3.32)	(28.52)	0.23	16.48	41.23	17.63	(11.31)	—

Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019(A)	March 31, 2020(B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	92,833	85,710	86,782	74,155	80,640	76,882	90,043	88,794	(1.4)
Asset Management	26,089	24,681	16,178	30,897	34,500	25,676	25,405	7,024	(72.4)
Wholesale	137,290	147,660	128,198	142,240	159,486	156,698	186,527	145,908	(21.8)

Subtotal	256,212	258,051	231,158	247,292	274,626	259,256	301,975	241,726	(20.0)
Other	13,738	25,982	39,397	52,144	60,289	123,295	35,695	12,294	(65.6)

Net revenue	269,950	284,033	270,555	299,436	334,915	382,551	337,670	254,020	(24.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(1,111)	(9,958)	1,818	(2,914)	829	(2,692)	(16,550)	—

Net revenue	271,997	282,922	260,597	301,254	332,001	383,380	334,978	237,470	(29.1)

Non-interest expenses

Business segment information:
Retail	72,909	73,494	72,733	70,854	72,522	71,621	72,403	70,380	(2.8)
Asset Management	15,806	15,768	15,617	16,469	16,358	15,630	16,085	15,760	(2.0)
Wholesale	144,714	142,745	224,073	155,255	139,479	137,777	143,324	135,819	(5.2)

Subtotal	233,429	232,007	312,423	242,578	228,359	225,028	231,812	221,959	(4.3)
Other	24,925	50,448	24,338	34,323	28,836	29,866	33,479	40,229	20.2

Non-interest expenses	258,354	282,455	336,761	276,901	257,195	254,894	265,291	262,188	(1.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	258,354	282,455	336,761	276,901	257,195	254,894	265,291	262,188	(1.2)

Income (loss) before income taxes

Business segment information:
Retail	19,924	12,216	14,049	3,301	8,118	5,261	17,640	18,414	4.4
Asset Management	10,283	8,913	561	14,428	18,142	10,046	9,320	(8,736)	—
Wholesale	(7,424)	4,915	(95,875)	(13,015)	20,007	18,921	43,203	10,089	(76.6)

Subtotal	22,783	26,044	(81,265)	4,714	46,267	34,228	70,163	19,767	(71.8)
Other*	(11,187)	(24,466)	15,059	17,821	31,453	93,429	2,216	(27,935)	—

Income (loss) before income taxes	11,596	1,578	(66,206)	22,535	77,720	127,657	72,379	(8,168)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(1,111)	(9,958)	1,818	(2,914)	829	(2,692)	(16,550)	—

Income (loss) before income taxes	13,643	467	(76,164)	24,353	74,806	128,486	69,687	(24,718)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019(A)	March 31, 2020(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(13,807)	(16,018)	25,071	6,554	12,794	7,043	2,333	(4,622)	—
Realized gain (loss) on investments in equity securities held for operating purposes	45	7	106	63	76	1,254	4,935	336	(93.2)
Equity in earnings of affiliates	6,619	8,536	1,444	15,933	8,265	8,009	4,798	13,918	190.1
Corporate items	(2,482)	(23,719)	631	(10,426)	1,391	(4,635)	(9,095)	(9,901)	—
Other	(1,562)	6,728	(12,193)	5,697	8,927	81,758	(755)	(27,666)	—

Total	(11,187)	(24,466)	15,059	17,821	31,453	93,429	2,216	(27,935)	—

4.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2020_4q.pdf